Golden Bridge Corp.
83 Chrystie Street # 6F
New York, NY 10002

November 1, 2011

Mr. Justin Dobbie
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Golden Bridge Corp. (the “Company”) Amendment No. 1 to Form 10 Filed September 22, 2011 File No. 000-54475

Dear Mr. Dobbie:

This letter is in response to the comments contained in the Staff’s letter to the Company, concerning Amendment No. 1 to Form 10, filed with the Securities and Exchange Commission on September 22, 2011 (the “Amendment No. 1”), and dated October 3, 2011 (the “Comment Letter”). We have filed a second amendment to the Company's Form 10 (“Amendment No. 2”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

Form of Acquisition, page 2

1.
We note your response to our prior comment seven and reissue. Please revise your disclosure to provide a reasonable estimate of the sum required to consummate your acquisition or reverse merger. To the extent it is not possible for you to provide such an estimate, please disclose that such acquisition or reverse merger may be costly, that you have limited resources with which to complete the acquisition or reverse merger, and that all of your remaining cash might be exhausted prior to or in the process of trying to complete the acquisition or reverse merger.

RESPONSE:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 3 of the Amendment No. 2.

2.
Please revise the third paragraph on page 3 to discuss in greater detail the business contacts and relationships of your sole officer and director that will be utilized to identify a business combination target. please discuss, in particular, his relevant contacts and relationships in China given your intent to merger with a company located in China. Please also revise your discussion of Mr. Chen's business experience on page 7.

RESPONSE:

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 3 and 7 of the Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 4

3.
We note your revised disclosure in response to our prior comment 11. Please balance your disclosure by highlighting that you may not end up having greater access to capital markets simply by virtue of your public company status and therefore merging with a company in need of additional capital may come with additional risks and challenges.

RESPONSE:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 4 of the Amendment No. 2.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely, Golden Bridge Corp. By: /s/ Michael Chen Michael Chen President